                                                 File Pursuant to Rule 424(b)(3)
                                                 Registration No. 333-35662


                               VIEWCAST.COM, INC.
                        2,772,904 SHARES OF COMMON STOCK

ViewCast.com, Inc. is registering 2,606,896 shares of common stock, par value $.0001 per share, underlying 945,000 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock"). Each share of Series B Preferred Stock is convertible to common stock at a conversion price of $3.625 per share for each $10.00 liquidation value of Series B Preferred Stock. ViewCast is also registering 126,008 shares of common stock issued as dividends on the Series B Preferred Stock as well as 10,000 shares of common stock underlying warrants held by Damon Testaverde and 30,000 shares of common stock underlying warrants held by W.R. Consulting, Inc. received as compensation for services rendered in connection with the offering of Series B Preferred Stock. The common stock may be offered by its holders or their successors in interest from time to time in transactions on the Nasdaq SmallCap Market (Nasdaq) or in privately negotiated transactions at current market prices or at negotiated prices. ViewCast will not receive any new proceeds from the conversion of the Series B Preferred Stock to common stock, but received gross proceeds of $9,450,000 from the issuance of the Series B Preferred Stock in December 1998 through February 1999. ViewCast will receive proceeds of up to $145,000 from the exercise of warrants (to the extent the warrants are exercised). Our common stock is listed on the Nasdaq SmallCap Market under the symbol "VCST."

         ---------------------------------------------------------------


                              TERMS OF THE OFFERING


           Number of Shares............................      2,772,904
           Underwriting commissions and expenses.......   $    109,500
           Net proceeds to ViewCast....................   $ 10,158,377
           Net proceeds per share to ViewCast..........   $       3.66


         ---------------------------------------------------------------


                PLEASE READ THE RISK FACTORS BEGINNING ON PAGE 7.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
      SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR
             DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE.
                IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.


                   THE DATE OF THIS PROSPECTUS IS MAY 23, 2000

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         ViewCast.com, Inc. ("ViewCast") files annual, quarterly and other special reports with the Securities and Exchange Commission (the "SEC"). You may examine this information without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the SEC at prescribed rates. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet address ("web site") that contains reports, proxy and information statements and other information regarding registrants, including ViewCast, that file electronically with the SEC. The address for this web site is http://www.sec.gov."

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this document does not contain all the information set forth in the registration statement.

         The statements contained in this document as to the contents of any contract or other document filed as an exhibit to the Form S-3 are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

         Copies of ViewCast's Certificate of Incorporation and Bylaws are available without charge from ViewCast.

         Our common stock is listed on the Nasdaq SmallCap under the symbol "VCST". Certain information, reports and proxy statements of ViewCast are also available for inspection at the offices of the Nasdaq Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the SEC (File No. 000-29020) under the Exchange Act are deemed to be part of this prospectus:

         1. ViewCast's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999, including any documents or portions thereof incorporated by reference therein and all amendments thereto;

         2. ViewCast's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, including any documents or portions thereof incorporated by reference therein and all amendments thereto;

         3. ViewCast's Current Report on 8-K dated May 5, 2000, including any documents or portions thereof incorporated by reference therein and all amendments thereto; and

         4. All other documents filed after the date of this prospectus by ViewCast, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any amendment to such documents.

         Any statement contained in any document which is deemed to be part of this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any documents filed with the SEC after this prospectus which also is or is deemed to be part of this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to be a part of this prospectus. ViewCast will provide without charge to each recipient of this prospectus a copy of any or all of the documents incorporated herein by reference (other than exhibits to documents) upon their written or oral request. Requests for such documents should be directed to ViewCast.com, Inc., 2665 Villa Creek Drive, Suite 200, Dallas, Texas 75234, Attention: Chief Financial Officer, telephone: (972) 488-7200.

                                     SUMMARY

TO MORE FULLY UNDERSTAND THE OFFERING, YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES TO THE FINANCIAL STATEMENTS INCLUDED IN OUR ANNUAL REPORT ON FORM 10-KSB FOR THE PERIOD ENDED DECEMBER 31, 1999, AND OTHER DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

OVERVIEW

         ViewCast enables video communication over the Internet and other networks through vertically-integrated components, systems, and turnkey solution products and services. We are a leading global provider of enterprise-wide, digital video communication solutions for both real-time and on-demand applications. We deliver innovative networked video solutions, as well as systems that can work with legacy video communication equipment. Our Osprey(R) video capture cards and codecs, ViewCast(R) Encoding and Streaming Video System and Viewpoint VBX(TM) System products deliver a wide array of video solutions for both digital and analog video communication systems.

         As a new initiative in the year 2000, we have added video content hosting services and will be providing professional services to meet the growing demand from public and private sector enterprises to add or extend video communications internally and externally. One of our hosting services, "YourVideoOnTheWeb(TM)", is a consumeR product designed to bring streaming media capabilities to home users and small businesses enabling them to add video content to their web sites.

         Our customers acquire our solutions and products to enhance communication and productivity, reduce costs and increase customer service within corporations, educational networks, healthcare facilities, financial institutions and government agencies, as well as between those entities, their customers, vendors and others with whom they may communicate. Our customers use our products to enable them to broadcast video over computer networks (streaming video), deliver video from web sites (on-demand streaming video), provide interactive video communication (video conferencing), and distribute video within a network. We market, install and support our products either directly or through arrangements with leading OEMs, system integrators, leading resellers and application developers worldwide.

         To reflect the growing importance of the Internet as a means of transmitting video, on April 8, 1999, we changed our name to ViewCast.com, Inc. from MultiMedia Access Corporation. As part of a strategic emphasis on sales, marketing and strategic planning, we added three senior executives within the last five months: President and Chief Executive Officer George C. Platt; Senior Vice President of Sales and Marketing Harry E. Bruner; and Chief Financial Officer Laurie L. Latham. These executives are now leading the organization along with certain of our continuing executives, including Neal Page, Vice President/General Manager of Osprey(R) Technologies Division and David T. Stoner, Vice President of Operations. These management changes reflect our commitment to the new strategies formulated for our existing and new markets.

INDUSTRY BACKGROUND

         Technology has merged with current business dynamics causing unprecedented potential for growth and revenue, an increased likelihood for confusion, and new challenges to compete and sustain position. As reported by the 1999 Information Week Magazine Annual IT Survey, "Companies are more aggressive than ever about adopting and deploying leading edge technologies -- based solely on the fear of being left behind."

         Within this environment, we believe businesses will increasingly seek expert support to reduce confusion and to present solutions to their business challenges. We believe that to meet these business challenges, there will be increased usage of video communication products and services.

OUR SOLUTION

         As a vertically integrated provider, ViewCast provides video and media solutions to our customers. We provide:

     o TECHNOLOGY -- Our technology provides a competitive edge allowing us to differentiate our products from those of our competitors and increasing our ability to develop customer driven applications.

     o PRODUCTS AND APPLICATIONS -- Our products consist of Video Subsystems, such as capture cards and codecs for encoding, decoding and streaming, and Video Systems solutions for digital and analog video applications. We manufacture and distribute worldwide our Osprey(R) video capture cards and codecs, ViewCast(R) Streaming Video solutions and Viewpoint VBX(TM) Systems. YourVideoOnTheWeb(TM) is a consumer Product used to encode video from a camcorder or VCR.

     o EXPERTISE AND SERVICES -- Our comprehensive video expertise enables us to assist customers in identifying their communication needs and determine appropriate media mechanisms for their business requirements. Once established, our professional service organization will complement our sales engineering and training organization by offering broader customer solutions and support services. A significant addition will be our content hosting service (ViewCast Online(TM)).

BUSINESS STRATEGY

         Our objective is to be the world's premier supplier of products, services and solutions for networked video applications. Key elements of our strategy include:

     o EXTEND PRODUCT OFFERINGS BUILDING ON OUR LEADERSHIP IN THE STREAMING VIDEO MARKET

     o    PROVIDE VIDEO COMMUNICATION SYSTEM AND APPLICATION SOLUTIONS

     o    ESTABLISH CONTENT HOSTING SERVICES

     o    PROVIDE PROFESSIONAL SERVICES

     o    EXPAND AND LEVERAGE OUR STRATEGIC PARTNERSHIPS

     o    EXPAND SALES, MARKETING, AND CHANNEL DEVELOPMENT EFFORTS

     o    DEVELOP WORLDWIDE BRAND RECOGNITION

OUR PRODUCTS AND SERVICES

         We currently provide and intend to expand the following product families:

          VIDEO SUBSYSTEMS                            VIDEO SYSTEM SOLUTIONS
          Osprey(R)video capture cards and codecs     ViewCast(R)Streaming Video
                                                      Viewpoint VBX(TM)

          We are in the process of establishing the following new services:
          PROFESSIONAL SERVICES                       CONTENT HOSTING SERVICES
                                                      YourVideoOnTheWeb(TM)
                                                      ViewCast Online(TM)

                                 ---------------

    We were incorporated in Delaware in February 1994. Unless otherwise indicated, references in this Prospectus to us include our wholly-owned subsidiaries. Our principal executive offices are located at 2665 Villa Creek Drive, Suite 200, Dallas, Texas 75234, our telephone number is (972) 488-7200 and our fax number is (972) 488-7299.

         For further information regarding ViewCast, its business, operations and management, see ViewCast's 1999 Annual Report on Form 10-KSB, incorporated herein by reference.

RISK FACTORS

    You should consider carefully the following risk factors before deciding whether to invest in our common stock.


WE HAVE SIGNIFICANT DEBT AND MAY NOT BE ABLE TO MEET OUR OBLIGATIONS.

         As of April 30, 2000, we had outstanding borrowings under a secured line of credit in the aggregate principal amount of $2,408,827. This one-year renewable line of credit for up to $9,000,000 is with an entity controlled by a director and principal stockholder of ViewCast. The line of credit facility bears interest at 12% and is due October 22, 2000 unless extended. In addition, on April 28, 2000, we sold $4,450,000 aggregate principal amount of 7% Senior Convertible Debentures due 2004 (the Debentures) in order to finance our operations. We may incur additional indebtedness in the future to meet our working capital needs.

         Our indebtedness has several important consequences to our stockholders, including, but not limited to, the following:

     o we may be unable to obtain additional or replacement financing for working capital, capital expenditures, acquisitions and general corporate purposes;

     o a significant portion of our cash flow from operations must be dedicated to the repayment of the indebtedness, thereby reducing the amount of cash we have available for other purposes;

     o we may be disadvantaged as compared to our competitors as a result of the significant amount of debt we now owe;

     o our ability to adjust to changing market conditions and our ability to withstand competition may be hampered by the amount of debt we now owe, and it may also make us more vulnerable in a downtrend market;

     o our debt position and the covenants contained in certain of our loan documents could limit our ability to expand our business and take advantage of certain business opportunities; and

     o our debt position may make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures, and reduce our flexibility in responding to changing business and economic conditions.

         Our ability to pay interest and principal on the secured line of credit and the Debentures will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control. If we are unable to service our debt, we will be forced to pursue one or more alternative strategies such as selling assets, curtailing any expansion, restructuring or refinancing our indebtedness, or seeking additional equity capital. We cannot assure you that any of these strategies could be effected on terms satisfactory to us, if at all.


WE HAVE GENERATED LIMITED REVENUE AND HAVE EXPERIENCED SIGNIFICANT LOSSES. THESE TRENDS MAY CONTINUE FOR THE FORESEEABLE FUTURE.

         We have in the past generated limited revenue and significant losses. For the years ended December 31, 1999 and 1998, respectively, we generated revenues of $7,270,080 and $8,027,948 and incurred losses of $8,473,674 and $9,366,693. We anticipate that losses will continue for the foreseeable future. In addition, our future revenues and profits or losses could be influenced by factors beyond our control including technological changes and developments, downturns in the economy or a decline in the desktop video conferencing or PC industries or in targeted commercial markets. We may not be able to successfully implement our marketing strategy, generate significant revenues or become profitable.

         At December 31, 1999, we had substantial net operating loss carry forwards for federal income tax purposes available to offset future taxable income. Under Section 382 of the Internal Revenue Code of 1986, as amended, utilization of prior net operating loss carry forwards is limited after ownership changes, as defined in Section 382. In the event we achieve profitable operations, any significant limitation on the utilization of net operating loss carry forwards would have the effect of increasing our tax liability and reducing net income and available cash resources.


THE MARKETS FOR OUR PRODUCTS ARE CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS, OFTEN RESULTING IN PRODUCT OBSOLESCENCE OR SHORT PRODUCT LIFECYCLES. OUR PROFITABILITY DEPENDS ON OUR ABILITY TO ADAPT TO SUCH CHANGES.

         Since the markets for our products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles, our ability to compete will depend in large part on our ability to:

     o    introduce products in a timely manner;

     o    continually enhance and improve our systems and software products;

     o    maintain development capabilities;

     o anticipate or adapt to technological changes and advances in the video communication and PC industries; and

     o    ensure continuing compatibility with evolving industry standards.

         If we are unable to successfully meet these challenges, we may have to discontinue sales of our products until we can modify or redesign their technology, which would harm our profitability.


FLUCTUATIONS IN OPERATING RESULTS COULD CONTINUE IN THE FUTURE.

         Our operating results may vary from period to period as a result of the length of our sales cycle, purchasing patterns of potential customers, the timing of the introduction of new products, software applications and product enhancements by us and our competitors, technological factors, variations in sales by distribution channels, timing of stocking orders by resellers, competitive pricing, and generally nonrecurring system sales. Our sales order cycle ranges from one to eighteen months, depending on the customer. The period from the execution of a purchase order until delivery of system components to us, assembly and shipment, at which time we recognize revenue, may range from approximately one to four months. These factors may cause significant fluctuations in operating results in the future.


WE NEED SIGNIFICANT CAPITAL TO OPERATE OUR BUSINESS AND MAY REQUIRE ADDITIONAL FINANCING. IF WE CANNOT OBTAIN SUCH ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS.

         We need significant capital to design, develop and commercialize our products. Currently available funds may be insufficient to fund operations and growth. We believe that we have cash, cash equivalents and marketable securities on hand to meet our working capital requirements for the next twelve months. During the remainder of 2000, we expect to significantly increase our sales, marketing and public relations efforts to promote both our new and existing product offerings. Depending on future business opportunities, product development, marketing requirements and sales performance, our plans may change or prove to be inaccurate. If we are unable to obtain additional financing, we may be required to curtail our activities. Additional financing may involve substantial dilution to the interests of our existing stockholders. Such financing may include the issuance of convertible debt, convertible preferred stock or other equity or debt securities in exchange for a cash investment in us.


THERE ARE INHERENT RISKS AS WE CONTINUE TO DEVELOP AND MARKET OUR PRODUCTS.

         Product development, commercialization and continued system refinement and enhancement efforts remain subject to all risks inherent in the development of new products based on innovative technologies, including unanticipated delays, expenses and technical problems or difficulties, as well as the possible insufficiency of funds to implement development efforts, any one of which could result in abandonment or substantial change in product commercialization. Our success will be largely dependent upon, among other things, our products meeting targeted cost and performance objectives of large-scale production, our ability to adapt our products to satisfy industry standards and the timely introduction of our products into the marketplace. There can be no assurance that, upon wide-scale commercial introduction, our new products and software applications will satisfy current price or performance objectives, that unanticipated technical or other problems resulting in increased costs or material delays in introduction and commercialization will not occur, or that our current products and our future products will prove to be sufficiently reliable or durable under actual operating conditions or otherwise be commercially viable. Software and other technologies as complex as those incorporated into our systems may contain errors which become apparent subsequent to widespread commercial use. Remedying such errors could delay our plans and cause us to incur additional costs, having a material adverse impact on us.


WE MAY NOT BE ABLE TO COMMERCIALIZE SUCCESSFULLY ALL OF OUR PRODUCTS. IF WE CANNOT DO SO, LOSSES WILL CONTINUE OR INCREASE.

         Our ability to reduce our losses or make profits is dependent upon the successful commercialization of our products. We may encounter the risks, expenses, delays, problems and difficulties frequently experienced by companies which are shifting from the development to the commercialization of its products. If unanticipated expenses, problems or difficulties, technical or otherwise, prevent us from successfully commercializing our products, we will experience continued or increased losses.


IF WE CANNOT SUCCESSFULLY EXPAND OUR OPERATIONS, WE WILL CONTINUE TO INCUR SIGNIFICANT LOSSES.

         Successful expansion of our operations will be dependent, among other things, on our ability to develop and maintain significant market acceptance for our products, hire and retain skilled management, marketing, technical and other personnel, develop and maintain an effective sales organization and enter into satisfactory marketing arrangements, secure adequate sources of supply on a timely basis and on commercially reasonable terms and successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality controls).

         We may also seek to expand our operations through acquisitions. In such an event, you may not have an opportunity to evaluate the specific merits or risks of any potential acquisition. If we cannot successfully expand our sales and operations or if we remain largely dependent on a limited customer base, we will continue to incur significant losses.

WE COULD EXPERIENCE INCREASED LOSSES DUE TO POTENTIAL CREDIT LOSSES.

         Most of our sales are made to customers on an open account basis with no collateral required. We perform ongoing credit evaluation of our customers and maintain reserves for potential credit losses. Although such losses in the aggregate have not exceeded management's expectations, potential credit losses may exceed the amount reserved for such losses, harm our profitability and cause increased losses in the future.


STRONG COMPETITION WITHIN OUR INDUSTRY MAY REDUCE OUR CUSTOMER BASE.

         The market for video communications systems and products is highly competitive. New products based upon innovative technologies are frequently introduced. We compete with numerous well-established manufacturers and suppliers of video conferencing, networking, telecommunications and multimedia equipment and products. Most of our competitors possess substantially greater financial, marketing, personnel and other resources than we do, have established reputations relating to product design, development, manufacture, marketing and service of networking, telecommunications and video products and have significant budgets to permit them to implement extensive advertising and promotional campaigns to market new products in response to competitors.

         Among our direct competitors are Zydacron, Inc., VCON, Ltd., Winnov, L.P., First Virtual Corporation, Picturetel Corporation, Video Network Communications, Inc., VTEL Corporation, Pinnacle Systems, Inc., Tandberg Inc., and Polycom, Inc. In addition, electronics manufacturers such as Intel Corp. and Cisco Systems, Inc. actively compete for business in this market. Our profitability depends upon our ability to successfully compete in our market.


OUR FUTURE PROFITS OR LOSSES DEPEND ON THE EFFORTS OF THIRD PARTY RESELLERS, MANUFACTURERS AND SUPPLIERS. THESE RELATIONSHIPS MAY NOT CONTINUE.

         We use a network of resellers, consisting primarily of value-added resellers (VARs), systems integrators and original equipment manufacturers
(OEMs) with established distribution channels to assist in the marketing of our products and to educate potential resellers to install and service our systems. Our future profits or losses depend on our ability to maintain and develop relationships with VARs, systems integrators and OEMs, on the marketing efforts of such resellers and on the ability of such resellers to provide installation and support services. A decline in the financial prospects of particular resellers or any of their customers, inadequate installation and support services by resellers or our inability to contract with additional resellers could damage our profitability or cause additional losses.

         We also depend on contract manufacturers to supply our products in limited quantities pursuant to purchase orders. Our products may not be able to be manufactured reliably on a large-scale basis on commercially reasonable terms. In addition, we have been and will continue to be dependent on third parties for the supply and manufacture of all of our component and electronic parts, including standard and custom-designed components. We purchase components and electronic parts pursuant to purchase orders in the ordinary course of business and do not maintain supply agreements with such third parties. We are substantially dependent on the ability of third-party manufacturers and suppliers to meet our design, performance and quality specifications. Failure of manufacturers or suppliers to supply, or delays in supplying us with systems or components, or allocations in the supply of certain high demand components could make us unable to meet our delivery schedules on a timely and competitive basis and harm our profitability.


WE ARE SUBJECT TO GOVERNMENT REGULATION WHICH MAY IMPOSE ADVERSE COMPLIANCE BURDENS.

         We are subject to regulations relating to electromagnetic radiation from our products, which impose compliance burdens on us. In the event we redesign or otherwise modify our products or complete the development of new products, we will be required to comply with Federal Communications Commission regulations with respect to such products prior to their commercialization. There can be no assurance that we will be able to comply with such regulations. In addition, new legislation and regulations, as well as revisions to existing laws and regulations at the federal, state and local levels may be proposed in the future affecting the video communications industries. Such proposals could affect our operations, result in material capital expenditures, affect the marketability of our products and limit opportunities for us with respect to modification of our products or with respect to the development and proposal of new products or technologies. Our foreign markets require us to comply with additional regulatory requirements.

         The technology contained in our products may be subject to U.S. export controls. There can be no assurance that such export controls, either in their current form or as may be subsequently enacted, will not delay introduction of new products or limit our ability to distribute products outside of the U.S. Further, various countries may regulate the import of certain technologies contained in our products. Such export or import restrictions, new legislation or regulation or government enforcement of existing regulations could have a material adverse effect on our business, operating results or financial condition. There can be no assurance that we will be able to comply with additional applicable laws and regulations without excessive cost or business interruption, if at all, and failure to comply could have a similarly material adverse effect.


THE LIMITED MARKET ACCEPTANCE OF VIDEO COMMUNICATIONS SYSTEMS MAY REQUIRE US TO SPEND SUBSTANTIAL TIME AND EXPENSE MARKETING OUR PRODUCTS.

         The relatively high cost and less than television broadcast quality of video communications systems have historically limited the market acceptance of video communication systems. Potential customers may therefore elect to utilize other products which they believe to be more efficient or have other advantages over our products. This may require us to spend substantial time and effort and incur significant expense to increase awareness and generate demand by potential consumers as to the perceived benefits and distinctive characters of our products in order to market successfully our products. If we cannot market successfully our products, we will suffer additional losses.


WE HAVE A SMALL CUSTOMER BASE.

         We make a substantial portion of our sales to a small number of customers. A loss of our sales to these customers may result in lower revenues and increased losses.


OUR SUCCESS IS DEPENDENT ON OUR ABILITY TO RETAIN KEY PERSONNEL. THE LOSS OF KEY PERSONNEL COULD HARM OUR PROFITABILITY.

         Our success is largely dependent on the personal efforts of our key personnel. Key personnel include George C. Platt-President and Chief Executive Officer, Laurie L. Latham-Chief Financial Officer, Harry E. Bruner-Senior Vice President of Sales and Marketing, Frederick B. Cowen-Vice President-Controller, David T. Stoner-Vice President of Operations and Neal S. Page-Vice President and General Manager of Osprey. All key employees, with the exception of Mr. Platt who has executed an 18-month employment contract, are "at-will" employees. The employment of each "at will" employee may therefore be terminated by the officer or us at any time, for any reason or no reason. The loss of the services of key employees or the inability to hire and retain qualified operational, financial, technical, marketing, sales and other personnel could harm our profitability.


OUR INABILITY TO PROTECT OUR PATENTS, TRADEMARKS AND PROPRIETARY INFORMATION COULD HARM OUR PROFITABILITY.

         We hold a U.S. patent covering certain aspects of our compressed packet video codec. We have registered trademarks for the WorkFone(R), Osprey(R), ViewCast(R), Viewpoint Pro(R), Personal Viewpoint(R), Multimedia Access System(R), Call Wizard(R), Compressed Pocket Video (CPV)(R) and SLIC-Video(R) names and have applied for trademark registration for the YourVideoOnTheWeb(TM), Viewpoint VBX(TM), QVideo(TM), Mediapoint(TM), Conference Wizard(TM), Envista(TM), and Viewport(TM) names.

         Our profitability will be harmed if our current or any future patents, trademarks or proprietary information cannot be adequately protected or if competitors develop similar or superior methods or products outside the protection of any patent issued to us. If we infringe patents or proprietary rights of others, we may be required to modify the design of our products, change the name of our products or obtain a license for certain technology or become liable for damages, all of which could harm our profitability.

RECENT VOLATILITY IN THE STOCK MARKET COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

         Publicly traded stocks, including our common stock, have recently experienced substantial market price volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. The trading price of our common stock is determined by the marketplace, and may be influenced by many factors, including investor perceptions of us and general industry and economic conditions. Due to possible continued market volatility and to other factors, including certain risk factors discussed in this document, there can be no assurance that the trading price of our common stock will be at or above its current market price.


THE EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS, THE CONVERSION OF SERIES B PREFERRED STOCK OR CONVERSION OF DEBENTURES COULD SIGNIFICANTLY DILUTE THE OWNERSHIP INTERESTS OF CURRENT STOCKHOLDERS AND PREVENT A CHANGE IN CONTROL.

         As of April 30, 2000, there were outstanding:

     o stock options to purchase an aggregate of approximately 2,851,480 shares of common stock at exercise prices ranging from $1.7656 to $9.00 per share;

     o redeemable warrants to purchase an aggregate of 4,097,859 common shares at $4.19 per share;

     o non-redeemable warrants to purchase an aggregate of 1,074,468 common shares at exercise prices ranging from $3.00 to $6.30 per share;

     o $9.45 million principal amount of Series B Preferred Stock convertible into 2,606,896 common shares at $3.625 per share;

     o $4.45 million principal amount of Debentures convertible into 890,000 common shares at $5.00 per share (subject to adjustment in certain circumstances).

         To the extent that outstanding options and warrants are exercised and Series B Preferred Stock and Debentures are converted, the percentage ownership of common stock of our stockholders will be diluted.


CERTAIN PROVISIONS OF OUR CHARTER AND DELAWARE LAW MAY HAVE ANTI-TAKEOVER
EFFECTS.

         The terms of our Certificate of Incorporation, as amended, and our ability to issue up to 5,000,000 shares of "blank check" preferred stock may have the effect of discouraging proposals by third parties to acquire a controlling interest in ViewCast, which could deprive stockholders of the opportunity to consider an offer to acquire their shares at a premium. In addition, under certain conditions, Section 203 of the Delaware General Corporate Law would impose a three-year moratorium on certain business combinations between us and an "interested stockholder" (in general, a stockholder owning 15% or more of a corporation's outstanding voting stock). The existence of such provisions may have a depressive effect on the market price of our common stock in certain situations.


IF OUR COMMON STOCK IS DELISTED FROM NASDAQ, INVESTORS MAY NOT BE ABLE TO SELL THEIR COMMON STOCK AT AN ACCEPTABLE PRICE, OR AT ALL.

         Our common stock is quoted on the Nasdaq Small Cap Market. In order to continue to be listed on Nasdaq, we must maintain, among other criteria, $2,000,000 in net tangible assets or $35,000,000 market capitalization or $500,000 in net income for two of the prior three years and a public float of at least 500,000 shares, a market value of public float of at least $1 million and at least 300 shareholders. In addition, continued listing on Nasdaq requires two market-makers and a minimum bid price of $1.00 per share. Our failure to meet these maintenance criteria in the future may result in the delisting of our common stock from Nasdaq. In the event that our common stock were delisted, any trading in the common stock would be conducted in the over-the-counter market in the so-called "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock.


NO DIVIDENDS HAVE BEEN PAID OR ARE EXPECTED TO BE PAID ON OUR COMMON STOCK.

         We have not paid any cash dividends on our common stock and do not expect to declare or pay any cash dividends in the foreseeable future. Certain of our debt agreements require the consent of the lender for the payment of dividends. We cannot assure you that if we decide to pay cash dividends on our common stock we will be able to obtain the necessary consents.


               HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

         ViewCast will not receive any new proceeds from the conversion of the Series B Preferred Stock to common stock, but received gross proceeds of $9,450,000 from the issuance of the Series B Preferred Stock in December 1998 through February 1999. Proceeds from the exercise of warrants, to the extent they are exercised, will be used for working capital and general corporate purposes.

         Dividends on the Series B Preferred Stock accrue at the annual rate of $0.80 per share and are payable semi-annually in cash, or at the option of ViewCast, in shares of common stock of ViewCast. To date ViewCast has opted to issue common stock to offset accrued dividends on the Series B Preferred Stock in the amount of $672,877.

                         DETERMINATION OF OFFERING PRICE

           The conversion price of the Series B Preferred Stock and exercise price of the warrants were determined by negotiation between ViewCast and the holders of the Series B Preferred Stock and warrant holders. In determining these prices, ViewCast and the holders of the Series B Preferred Stock and warrant holders considered, among other things, estimates of the business potential of ViewCast, the management of ViewCast, its plans for the expansion of its business base and the trading price of ViewCast common stock on Nasdaq. Pricing did not necessarily bear any relation to earnings per share, book value or the net worth of ViewCast. Prospective investors should not consider the Series B Preferred Stock conversion price or the exercise price of the warrants as necessarily indicative of the actual value of the common stock. The offering price of the common stock after conversion of the Series B Preferred Stock and exercise of the warrants will be determined by the current market price of the common stock on Nasdaq. See "Selling Securityholders and Plan of Distribution." Common stock issued as dividends on the Series B Preferred Stock is valued at the average of the market prices for twenty (20) consecutive business days ending ten (10) business days prior to the dividend payment date.


                                    DILUTION

         The difference between the weighted average offering price per share of common stock and the pro forma as adjusted net tangible book value per share of common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share on any given date is determined by dividing the net tangible book value (total tangible assets less total liabilities) of ViewCast on such date by the number of shares of common stock outstanding on such date.

         The pro forma net tangible book value (deficiency) of ViewCast at December 31, 1999 (excluding gross proceeds of $9,450,000 received from the offering of Series B Preferred Stock in December 1998 through February 1999 and excluding 126,008 common shares issued for payment of $672,877 of dividends on Series B Preferred Stock) was $(471,888), or $(0.03) per share of common stock. After giving effect to the conversion of Series B Preferred Stock, exercise of warrants registered hereby and issuance of common stock for payment of Series B Preferred dividends, the pro forma as adjusted net tangible book value of ViewCast at December 31, 1999 would have been $9,123,112 or $0.54 per share, representing an increase in pro forma as adjusted net tangible book value of $0.57 per share to existing stockholders and an immediate dilution of $3.16 per share (85.4%) to new investors. The following table shows the dilution to new investors on a per share basis:


Weighed average offering price(1) ...............................                       $ 3.70

     Pro forma net tangible book value before offering ..........        $(0.03)
     Increase attribute to new investors ........................           .57
                                                                         ------
Pro forma as adjusted net tangible book value after offering ....                          .54
                                                                                        ------
Dilution to new investors .......................................                       $ 3.16
                                                                                        ======

----------

(1) Offering price before deduction of estimated expenses of the offering and commissions.


                   DESCRIPTION OF SECURITIES TO BE REGISTERED

         We are authorized to issue 40,000,000 shares of common stock, $.0001 par value per share and 5,000,000 shares of preferred stock, par value $.0001 per share. As of April 30, 2000, the 15,540,630 shares of common stock outstanding were held by approximately 7,500 beneficial holders, and 945,000 shares of Series B Preferred Stock outstanding were held by five beneficial owners.

COMMON STOCK

         Voting Rights -- The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than fifty percent (50%) of the shares of common stock voting for the election of directors can elect all of the directors. All of the outstanding shares of common stock are fully paid and non-assessable.

         Dividends -- Holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion, out of funds legally available therefor. Any dividends we pay will be mailed to the stockholders of record as reflected in the share transfer records maintained by our transfer agent and registrar.

         Liquidation Preference -- In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in our assets, if any, legally available for distribution to them after payment of debts and liabilities and after provision has been made for each class of stock, if any, having liquidation preference over the common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

         Stockholder Meetings -- Our Bylaws provide that the stockholders shall have annual meetings, called by the Board of Directors, and special meetings, called by the President, or the President or Secretary upon the written request of a majority of the Board of Directors, or at the request in writing of the holders owning at least a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. The stockholders entitled to vote at such meeting must be given written notice of each such meeting of stockholders. In the case of special meetings, the purpose or purposes for which the meeting is called shall be given to each stockholder entitled to vote, not less than ten or more than sixty days before the meeting. Any notice of a stockholder meeting will be mailed to the stockholders of record as reflected in the share transfer books maintained by our transfer agent and registrar.

PREFERRED STOCK

         We are authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of ViewCast.

         Voting Rights of Series B Preferred Stock -- The holders of the Series B Preferred Stock have no voting rights except for an amendment to our Certificate of Incorporation to change the authorized shares, or par value, or to alter or change the powers, preferences or special rights of the Series B Preferred Stock.

         Dividends on Series B Preferred Stock -- The holders of the Series B Preferred Stock are entitled to receive a dividend of $0.80 per share per year payable in cash or our common stock, at our option, when, as and if declared by the Board of Directors, out of funds legally available therefor. Any dividends we pay will be mailed to the holders of record of the Series B Preferred Stock as of the record date. No dividends may be paid or set apart for payment in cash for junior stock, including the common stock, and no junior stock, including the common stock, and stock on parity with the Series B Preferred Stock may be repurchased or otherwise retired for value nor may funds be set apart for payment with respect thereto, if cumulative dividends have not been paid in full on the Series B Preferred Stock in cash or shares of common stock.


         Liquidation Preference of Series B Preferred Stock -- In the event of our liquidation, dissolution or winding up, the holders of the Series B Preferred Stock are entitled to be paid, out of our assets available for distribution to stockholders, the liquidation preference of $10.00 per share, plus, without duplication, an amount in cash or shares of common stock, at our option, equal to all accumulated and unpaid dividends, before any distribution is made to any holders of common stock or other class of preferred stock the terms of which expressly provide that it ranks junior to the Series B Preferred Stock. If upon our liquidation, dissolution or winding-up, the amount payable with respect to the Series B Preferred Stock and all parity stock are not paid in full, then our assets available for distribution among the holders of the Series B Preferred Stock and any parity stock shall bear to each other the same ratio that the full amounts payable on our liquidation, dissolution or winding-up to the holders of Series B Preferred Stock and any parity stock bear to each other.

         Conversion Rights of Series B Preferred Stock -- The holders of the Series B Preferred Stock have the right to convert each share of Series B Preferred Stock into shares of common stock at the conversion price of $3.625 per share. The conversion price may be adjusted upon a stock split or reverse stock split of the common stock by the proportion by which the number of shares of common stock are increased or decreased, as appropriate. Subject to specific exceptions, if we issue common stock or equity or debt securities which are convertible into or exercisable for shares of common stock at a price less than the conversion price of the Series B Preferred Stock, the conversion price shall be temporarily adjusted to the price at which such shares of common stock or equity or debt securities convertible into or exercisable for shares of common stock were issued for a period of ninety (90) calendar days. If we pay a dividend or other distribution payable exclusively in common stock or pay or make a dividend or other distribution, in whole or in part in common stock, on any other class of capital stock, the conversion price shall be adjusted to that price determined by multiplying the conversion price prior to the distribution by a fraction (1) the numerator of which shall be the total number of shares of common stock outstanding immediately prior to such dividend or other distribution and (2) the denominator of which shall be the total number of shares of common stock outstanding immediately after such dividend or other distribution.

         Optional Conversion by us of the Series B Preferred Stock -- We may elect to cause the Series B Preferred Stock to be converted into common stock:

     o at any time after February 24, 1999, if the average of the daily closing sale price of the common stock for any twenty (20) trading days within a period of thirty (30) consecutive trading days has equaled or exceeded 160% of the conversion price; or

     o    at any time after February 23, 2002.

PUBLIC WARRANTS

         The following is a brief summary of certain provisions of the redeemable common stock purchase warrants ("public warrants"). This summary does not purport to be complete and is qualified in all respects by reference to the actual text of the warrant agreement among us, Continental Stock Transfer & Trust Co., and the public warrant agent. As of April 30, 2000, there were 2,598,848 public warrants outstanding.

         Exercise Price and Terms -- Each public warrant entitles the registered holder thereof to purchase, at any time over a fifty-four (54) month period commencing August 4, 1997, 1.074 shares of common stock at $4.19 per share, subject to adjustment in accordance with the antidilution and other provisions referred to below. The holder of any public warrant may exercise such public warrant by surrendering the certificate representing the public warrant to the public warrant agent, with the subscription form thereon properly completed and executed, together with payment of the exercise price. The public warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the public warrants. No fractional shares of common stock will be issued upon the exercise of the public warrants.

         The exercise price of the public warrants bears no relationship to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered hereby.

         Adjustments -- The holders of the public warrants are protected against dilution of their interests by adjustments, as set forth in the public warrant agreement, of the exercise price and the number of shares of common stock purchasable upon the exercise of the public warrants upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification of the common stock, or sale by us of shares of our common stock or other securities convertible into common stock at a price below the then-applicable exercise price of the public warrants. Additionally, an adjustment would be made in the case of a reclassification or exchange of common stock, consolidation or merger of us with or into another corporation (other than a consolidation or merger in which we are the surviving corporation) or sale of all or substantially all of our assets in order to enable warrantholders to acquire the kind and number of shares of stock or other securities or property receivable in such event by holder of the number of shares of common stock that might otherwise have been purchased upon the exercise of the public warrant.

         Redemption Provisions -- Currently, all, but not less than all, of the public warrants are subject to redemption at $0.10 per public warrant on not less than thirty (30) days prior written notice to the holders of the public warrants provided the per share closing price or bid quotation of the common stock as reported on the Nasdaq equals or exceeds $6.75 (subject to adjustment) for any twenty (20) trading days within a period of thirty (30) consecutive trading days ending on the fifth trading day prior to the date on which we give notice of redemption. The public warrants will be exercisable until the close of business on the day immediately preceding the date fixed for redemption in such notice. If any public warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price.

         Transfer, Exchange and Exercise -- The public warrants are in registered form and may be presented to the public warrant agent for transfer, exchange or exercise at any time on or prior to their expiration date on February 4, 2002, at which time the public warrants become wholly void and of no value. The holder may sell the public warrants instead of exercising them. There can be no assurance, however, that a market for the public warrants will continue.

         The public warrants are not exercisable unless, at the time of the exercise, we have a current prospectus covering the shares of common stock issuable upon exercise of the public warrants, and such shares of common stock have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the public warrants.

         The public warrants were separately transferable immediately upon issuance. Although the public warrants were not knowingly sold to purchasers in jurisdictions in which the public warrants are not registered or otherwise qualified for sale or exemption, purchasers may buy public warrants in the after-market in, or may move to, jurisdictions in which public warrants and the common stock underlying the public warrants are not so registered or qualified or exempt. In this event, we would be unable lawfully to issue common stock to those persons desiring to exercise their public warrants (and the public warrants would not be exercisable by those persons) unless and until the public warrants and the underlying common stock are registered, or qualified for sale in jurisdictions in which such purchasers reside, or any exemption from registration or qualification exists in such jurisdiction.

         Warrantholder Not a Stockholder -- The public warrants do not confer upon holders any voting, dividend or other rights as stockholders.

         Modification of Public Warrants -- We and the public warrant agent may make such modifications to the public warrants as we deem necessary and desirable that do not adversely affect the interests of the warrantholders. We may, in our sole discretion, lower the exercise price of the public warrants for a period of not less than thirty (30) days on not less than thirty (30) days' prior written notice to the warrantholders and Network 1 Financial Securities, Inc., the representative of the underwriters for our initial public offering (Network 1). Modification of the number of securities purchasable upon the exercise of any public warrant, the exercise price and the expiration date with respect to any public warrant requires the consent of two-thirds of the warrantholders. No other modifications may be made to the public warrants, without the consent of two-thirds of the warrantholders.

PRIVATE WARRANTS

         We have issued the private warrants in connection with certain debentures and as compensation for services rendered by various consultants and a financial consulting firm controlled by a former officer, director, and stockholder of ViewCast.

         At April 30, 2000, 2,000,772 private warrants at exercise prices ranging from $3.00 to $5.00 per share were exercisable into 2,090,805 shares of common stock.

         In addition, at April 30, 2000, Network 1 and assigns held warrants to purchase 140,000 units at $6.44 per unit, each unit consisting of one share of common stock and one warrant to purchase 1.074 shares at an exercise price of $4.50 through February 2002.

DEBENTURES

         On April 28, 2000, we sold $4,450,000 aggregate principal amount of the Debentures pursuant to a placing agreement dated March 28, 2000, and amended on April 28, 2000, by and among us and RP&C International Inc. and RP&C International Limited (the Lead Managers) at an initial offering price of 100% of the principal amount of the Debentures, less 8% gross commission. In addition, we issued the Lead Managers a warrant (the Lead Managers Warrant) on April 28, 2000, in the name of RP&C International (Guernsey) Limited, pursuant to Regulation S, to purchase an aggregate of 89,000 shares of common stock, at an exercise price of $5.00 per share, subject to adjustment in the event of adjustment of the conversion price of the Debentures. The Lead Managers

Warrant has a term of five (5) years and may be exercised as to all or any lesser number of shares of common stock underlying it, commencing twelve (12) months after the date of issuance.

         Unless previously redeemed, the Debentures are convertible into shares of our common stock at the option of the holder at any time at a fixed conversion price of $5.00 per share of common stock, subject to adjustment in certain circumstances. Upon voluntary conversion of any Debenture by its holder, no payment will be made for interest accrued during the period (i) from the most recent interest payment date preceding the applicable conversion date, or (ii) from the date of issuance of the Debentures if the Debenture is converted before the first interest payment (absent default by us, in which event interest shall continue to accrue at a specified default rate). Debentures which are converted prior to the first interest payment date of November 1, 2000 will be converted at a ten percent (10%) discount from the then effective conversion price, and Debentures which are converted prior to the second interest payment date of May 1, 2001 will be converted at a five percent (5%) discount from the then effective conversion price.

         The Debentures were sold outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended. Each purchaser certified that it was not a U.S. person (as defined in Regulation S under the Act) and that it was not acquiring the Debentures for the account or benefit of any U.S. person. Further each purchaser agreed that prior to the end of the one-year distribution compliance period (as defined in Regulation S), the Debentures may be resold, pledged or transferred only (i) to us, (ii) pursuant to offers and sales outside the United States in a transaction meeting the requirements of Rules 901 through 905 of Regulation S, or (iii) pursuant to an effective registration statement, each in accordance with any applicable securities laws of the United States.

         We can cause the Debentures to be converted into shares of common stock at the conversion price at any time and from time to time after October 28, 2001, if the closing sale price of the common stock on each day during any twenty (20) consecutive trading day period commencing on or after October 1, 2001, has equaled or exceeded 160% of the conversion price. We can cause the Debentures to be converted into shares of common stock at the conversion price at any time and from time to time after April 28, 2002, if the closing sale price of the common stock on each day during any twenty (20) consecutive trading day period commencing on or after April 1, 2002, has equaled or exceeded 140% of the conversion price.

     We have agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") covering the resale of the common stock issuable upon the conversion of the Debentures and the exercise of the Lead Managers Warrant and to use all commercially reasonable efforts to cause such registration statement to become effective with the SEC. If the registration statement is not declared effective within four months of April 28, 2000, the conversion price of the Debentures is subject to specified discounts; but in no event will these discounts and the early conversion discounts described previously cause the conversion price to be less than $4.20.

     We may redeem all outstanding Debentures at their principal amount, together with accrued interest, in the event that prior to the redemption notice, 85% or more in principal amount of the Debentures have been converted or purchased by us.


DELAWARE LAW WITH RESPECT TO BUSINESS COMBINATIONS

         As of the date of this prospectus, we are subject to the State of Delaware's "business combination" statute, Section 203 of the Delaware General Corporation Law. In general, such statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with a person who is an "interested stockholder" for a period of three (3) years after the date of the transaction in which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates, owns (or, within three (3) years prior to the proposed business combination, did own) fifteen percent (15%) or more of the Delaware corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.


TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Company, 2 Broadway, New York, New York 10004.


REPORTS TO STOCKHOLDERS

         We furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we may determine to be appropriate or as may be required by law.

         We have registered our common stock and public warrants under the provisions of Section 12(g) of the Securities Exchange Act of 1934, and we have agreed that we will use our best efforts to continue to maintain such registration for a minimum of five (5) years from February 4, 1997. Such registration will require us to comply with periodic reporting, proxy solicitation and certain other requirements of the Securities Exchange Act of 1934.

                SELLING SECURITYHOLDERS AND PLAN OF DISTRIBUTION


         ViewCast has filed a Registration Statement on Form S-3 registering 2,772,904 shares of common stock issuable upon conversion of Series B Preferred Stock and upon exercise of warrants for offer and sale by persons who exercise the warrants. ViewCast is also registering shares of common stock issued as payment of dividends on the Series B Preferred Stock. ViewCast is paying all expenses in connection with this offering. Registration of the common stock issuable upon conversion of Series B Preferred Stock, upon exercise of the warrants and upon registration of common shares issued as dividends on the Series B Preferred Stock, permits the holders of the common stock to sell their shares in the public secondary market from time to time after the date of this prospectus. Other than H.T. Ardinger, Jr. and M. Douglas Adkins, Esq., none of the persons offering stock beneficially owns 5% or more of ViewCast's outstanding common stock.


                         BENEFICIAL OWNERSHIP OF COMMON
                              STOCK PRIOR TO SALE


                                                                                            BENEFICIAL
                                                                                            OWNERSHIP
                                                                                            OF COMMON       % OWNED
                                             SHARES          SHARES                           STOCK          AFTER
                                             BEFORE          TO BE                          AFTER SALE      OFFERING
        SELLING SHAREHOLDER                 OFFERING         OFFERED         TOTAL             (1)             (1)
-------------------------------------      -----------      ---------      ---------        ----------      --------
H.T. Ardinger, Jr. (Director and
Chairman of the Board of
ViewCast)                                    1,766,442(2)   1,157,107      2,923,891         1,766,784       9.3%
-------------------------------------      -----------      ---------      ---------         ---------       ---
Adkins Family Partnership, LTD                 667,939(3)     578,603      1,246,542           667,939       3.5%
-------------------------------------      -----------      ---------      ---------         ---------       ---
Baker Family Partnership, LTD                       --        578,603        578,603                --         *
-------------------------------------      -----------      ---------      ---------         ---------       ---
H.J. Partnership                                    --        269,566        269,566                --         *
-------------------------------------      -----------      ---------      ---------         ---------       ---
William Heim                                        --        149,025        149,025                --         *
-------------------------------------      -----------      ---------      ---------         ---------       ---
W.R. Consulting, Inc.                               --         30,000         30,000                --         *
-------------------------------------      -----------      ---------      ---------         ---------       ---
Damon Testaverde                                    --         10,000         10,000                --         *
-------------------------------------      -----------      ---------      ---------         ---------       ---

*Less than 1%

--------------

(1)  Assumes sale of all common stock offered.

(2) Includes (i) warrants to purchase 795,280 shares of common stock of ViewCast at exercise prices ranging from $4.19 to $4.50 per share, and (ii) options to purchase 4,062 shares of common stock at $9.00 per share under the 1995 Director Plan.

(3) Includes warrants to purchase 253,439 shares of common stock of ViewCast at exercise prices ranging from $4.19 to $4.50 per share.

         The 2,772,904 shares of common stock being offered pursuant to this prospectus may be offered and sold from time to time through the Nasdaq SmallCap Market or in the over-the-counter market, in privately negotiated transactions, or in combinations of such transactions and may be sold at current market prices or at negotiated prices. The common stock may be sold by one or more of the following methods:

     o a block trade in which a broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

     o face-to-face transactions between sellers and purchasers without a broker/dealer.

         In effecting sales, brokers or dealers engaged by the persons exercising the warrants may arrange for other brokers or dealers to participate. Such brokers and dealers and any other participating brokers and dealers may be deemed to be "Underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions received by them and profit on any resale of the common stock might be deemed underwriting discounts and commissions under the Securities Act. In effecting sales, broker-dealers engaged by the persons exercising the warrants may arrange for other broker-dealers to participate. Any broker-dealer participating in any distribution of the common stock may be required to deliver a copy of this prospectus, including any supplement to this prospectus, to any person who purchases any of the common stock from or through such broker or dealer.


                                  LEGAL MATTERS

         The legality of the securities offered hereby will be passed upon for ViewCast by Thacher Proffitt & Wood, Washington, DC.


                                     EXPERTS

         The consolidated financial statements of ViewCast.com, Inc. included in ViewCast.com, Inc.'s Annual Report (Form 10-KSB) for the year ended December 31, 1999, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.